UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

811-1056	April 1, 2013

2. State identification Number :
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify )
3. Exact name of investment company as specified in registration statement :

Capital Southwest Corporation
4. Address of principal executive office (number, street, city, state, zip code):

12900 Preston Road, Suite 700, Dallas, Texas 75230

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

811-1947	April 1, 2013

2. State identification Number :
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify )
3. Exact name of investment company as specified in registration statement :

Capital Southwest Venture Corporation
4. Address of principal executive office (number, street, city, state, zip code):

12900 Preston Road, Suite 700, Dallas, Texas 75230

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Capital Southwest Corporation and Subsidiaries:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Capital Southwest Corporation and subsidiary (the “Company”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of April 1, 2013.  Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of April 1, 2013, and with respect to agreement of security purchases and sales, for the period from January 22, 2013 (the date of our last examination) through April 1, 2013:

•	Confirmation of all securities held by Morgan Stanley Smith Barney (“Custodian”).

•	Reconciliation of all such securities to the books and records of the Company and the Custodian.

•	Agreement of additional investments in two existing portfolio companies and sale of investment in one portfolio company since our last report from the books and records of the Company to the bank statements.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that Capital Southwest Corporation and subsidiaries complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of April 1, 2013, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Capital Southwest Corporation and subsidiaries and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ GRANT THORNTON LLP

Dallas, Texas
June 21, 2013

Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of 1940

We, as members of management of Capital Southwest Corporation and subsidiary (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of April 1, 2013 and from January 22, 2013 through April 1, 2013.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of April 1, 2013 and from January 22, 2013 through April 1, 2013 with respect to securities reflected in the investment account of the Company.

Capital Southwest Corporation

By:	/s/ Tracy L. Morris
Tracy L. Morris
Chief Financial Officer